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                               September 27, 2023

       Randy May
       Chief Executive Officer
       BitNile Metaverse, Inc.
       303 Pearl Parkway, Suite 200
       San Antonio, Texas 78215

                                                        Re: BitNile Metaverse,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 6,
2023
                                                            File No. 333-274352

       Dear Randy May:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed September 6, 2023

       General

   1. You disclose on page 4 that you will not have sufficient authorized common stock to permit the full
conversion of your senior secured convertible notes and the full exercise of warrants into shares of
your common stock, which are being registered in this prospectus.
                                                        In this regard, we note
that you filed a definitive proxy statement on September 13, 2023, for a special meeting
to be held on October 16, 2023, in which you are asking, among other items, for
shareholders to approve the increase in authorized common stock. Please confirm your
understanding that we will not be in a position to accelerate the effectiveness of this prospectus
until the results of such special meeting and if you are able to effect the amendment of your
Articles of Incorporation thereafter.
 Randy May
BitNile Metaverse, Inc.
September 27, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Kevin Dougherty,
Staff Attorney, at (202) 551-3271 with any questions.



                                                           Sincerely,
FirstName LastNameRandy May
                                                           Division of
Corporation Finance
Comapany NameBitNile Metaverse, Inc.
                                                           Office of Energy &
Transportation
September 27, 2023 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName